EXCELLENCY INVESTMENT REALTY TRUST, INC.
                          270 Laurel Street, 1st Floor
                               Hartford, CT 06105


                                                                February 2, 2007




VIA ELECTRONIC SUBMISSION
-------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re: Excellency Investment Realty Trust, Inc. (the "Company") Registration Statement on Form SB-2 (the "Registration Statement")
                    Filed: November 29, 2006
                    File No.: 333-139003

Ladies and Gentlemen:

     We previously filed the above referenced Registration Statement on Form SB-2 on November 29, 2006, and hereby respectfully request that such Registration Statement, together with all exhibits thereto, be withdrawn at your earliest convenience.

     The Registration Statement covered the resale of certain shares of the Company's Common Stock by the Selling Securityholders named therein. The Registration Statement has not been declared effective and no shares of Common Stock of the Company have been or will be resold pursuant to the Registration Statement.

     If you have any questions concerning this matter, please contact the undersigned at (860) 728-1959.

     Thank you for your assistance in this matter.


                                        Excellency Investment Realty Trust, Inc.

                                        By: /s/David Mladen
                                            ---------------
                                            David Mladen
                                            Chief Executive Officer